SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the “Company”)

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit

99.1	Earnings News Release for the Fourth Quarter and Full Year Ended December 31, 2017

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: February 14, 2018	By	/s/ “Troy Krushel”
Troy Krushel
Vice-President, Associate General Counsel and Corporate Secretary